Exhibit 21

List of Subsidiaries

Subsidiaries	Immediate holding company	Jurisdiction of Organization	Names Under Which Subsidiary Does Business
IGC – Mauritius (“IGC-M”) (1)	IGC	Mauritius	Non-operating subsidiary
IGC India Mining and Trading Private Limited (“IGC-IMT”) (2)	IGC-M	India	IGC Mining and Trading, Limited
IGC Logistic Private Limited (“IGC-LPL”) (2)	IGC-M	India	IGC Logistics, Private Limited
IGC Materials Private Limited (“IGC-MPL”) (2)	IGC-M	India	IGC Materials, Private Limited
H&F Ironman Limited (“HK Ironman”) (1)	IGC	Hong Kong	Non-operating subsidiary
Linxi H&F Economic and Trade Co. (“PRC Ironman”) (3)	HK Ironman	Peoples’ Republic of China	Linxi H&F Economic and Trade Co.
Techni Bharathi Limited (“TBL”) (2)	IGC-M	India	Techni Bharathi Limited

(1) Wholly-owned by India Globalization Capital, Inc.
(2) Wholly-owned by India Globalization Capital, Mauritius, Limited.
(3)  95% owned by HK Ironman, which is India Globalization Capital, Inc.’s wholly-owned subsidiary.